SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: July 3, 2006	By:	/s/ Nancy C. Gardner

1 June 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 600,000 ordinary shares at a price of 373.738 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 116,110,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,329,170,861.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

2 June 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 400,000 ordinary shares at a price of 383.2677 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 116,510,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,328,791,609.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

05 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 378.65 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 117,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,328,297,672.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

06 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,000,000 ordinary shares at a price of 372.65 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 118,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,331,451,753.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

7 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 372.75 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 118,510,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,331,729,276.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

08 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 375,000 ordinary shares at a price of 365.63 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 118,885,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasuryshares) is 1,331,496,480.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

09 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,125,000 ordinary shares at a price of 360.638 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 120,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,330,883,886.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

12 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,000,000 ordinary shares at a price of 360.6 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 121,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,329,945,189.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

13th June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,000,000 ordinary shares at a price of 354.7 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 122,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,328,945,969.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

14 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,000,000 ordinary shares at a price of 355.14 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 123,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,328,300,691.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

15 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 650,000 ordinary shares at a price of 361.85 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 123,660,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,327,651,087.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

16 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,350,000 ordinary shares at a price of 364.8 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 125,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,327,130,109.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

19 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,000,000 ordinary shares at a price of 362.69 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 126,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,322,130,109.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

20 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 365.15 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 126,760,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,325,384,556.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

21 June 2006

Reuters Group PLCTransaction
in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 368.11 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 127,510,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,329,660,427.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

22 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,250,000 ordinary shares at a price of 370.117 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 128,760,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,328,633,355.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

23 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,250,000 ordinary shares at a price of 368.2 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 130,010,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,327,383,355.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

26 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 450,000 ordinary shares at a price of 371.62 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 130,460,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,327,170,259.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

27 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 371.34 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 131,210,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,326,440,230.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

28 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 368.61 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 131,960,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,326,079,009.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

29 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 550,000 ordinary shares at a price of 374.85 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 132,510,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,325,531,192.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

30 June 2006

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 383.3401 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 133,260,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,324,786,102.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

5 June 2006.   Announcement under Listing Rule (LR) 9.6.14

Penelope Hughes is a serving non-executive director of Reuters Group PLC and as such Reuters Group PLC is obliged to update, via the Regulatory News Service, any change to Ms Hughes’ directorships of other publicly quoted companies.

On 23 May 2006, Vodafone PLC announced that Penelope Hughes, a non-executive director, would not be seeking re-election as a director at the Vodafone PLC annual general meeting on 25 July 2006.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

7 June 2006. Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 5 June 2006, Geert Linnebank, a person discharging managerial responsibilities at Reuters exercised a Save As You Earn Plan granted in 2003 over 4,200 shares. All 4,200 Ordinary 25p shares were retained. Mr Linnebank now holds 17,209 Ordinary shares, 536,764 Options (Ordinary shares) and 272,322 long term incentive plans (Ordinary shares).These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

7 June 2006. Notification of transactions of directors, persons discharging managerial responsibility or connected persons

This notification relates to both a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a) and section 324 (as extended by section 328) of the Companies Act 1985.

On 1 June 2006, Thomas Glocer, an executive director of Reuters, exercised a Save As You Earn Plan option granted in 2003 over 4,200 Ordinary shares of 25p in the capital of Reuters Group PLC. All 4,200 Ordinary shares were retained.

Mr Glocer now has a beneficial interest in 376,345 Ordinary shares, options over 7,868,920 Ordinary shares and long term incentive plan awards in respect of 3,602,024 Ordinary shares. These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

12 June 2006. Notification of transactions of directors, persons discharging managerial responsibility or connected persons

This notification relates to both a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a) and section 324 (as extended by section 328) of the Companies Act 1985. On 12 June 2006, Thomas Glocer, an executive director of Reuters, purchased 25,000 Ordinary shares of 25p at a price of 366.5 pence per share.

Mr Glocer now has a beneficial interest in 401,345 Ordinary shares, options over 7,868,920 Ordinary shares and long term incentive plan awards in respect of 3,602,024 Ordinary shares. These holdings do not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

12 June 2006. Notification of transactions of directors, persons discharging managerial responsibility or connected persons

This notification relates to both a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a) and section 324 (as extended by section 328) of the Companies Act 1985. On 12 June 2006, Niall FitzGerald, KBE, Chairman of Reuters, purchased 25,000 Ordinary shares of 25p at a price of 358.75 pence per share. The shares will be registered in Mr FitzGerald’s own name.

Mr FitzGerald now has a beneficial interest in 80,000 Ordinary shares. This holding does not exceed 1% of the issued share capital of the company.

Contact:

Elizabeth Maclean, Assistant Company Secretary
Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

12 June 2006.   Reuters buys Application Networks to accelerate growth in its risk management business

London – Reuters (LSE: RTR; NASDAQ: RTRSY) today announced it has acquired Application Networks, a leading risk management software provider based in London and Palo Alto, for $41million in cash to accelerate the growth of Reuters Trade and Risk Management. The acquisition is consistent with Reuters Core Plus strategy of extending its range of enterprise-wide capabilities to meet the rising demand for pre and post trade services.

Reuters Trade and Risk Management practice generated revenues of £82 million in 2005 and is part of Reuters Enterprise division. It provides traders, heads of desk and risk and operations managers with a suite of trade and risk management software solutions to address core risk issues.

The sharp increase in volume trading of complex financial instruments, and the growing dependence of banks on trading for profits, means banks and hedge funds are increasingly reliant on the latest real-time risk systems and technology to keep ahead of the market.

Application Networks provides the cross-asset derivatives trading platform, JRisk, which is already in use at leading banks such as, JPMorgan Chase, Societe Generale, UBS and Wachovia. It recently signed a distribution agreement with GlobeOp – a leading provider of packaged services to hedge funds.

Application Networks brings significant expertise to Reuters in a growing market where management of risk is the key differentiator for top performing global banks. The combination of the robust functionality of Reuters Kondor+ and the JRisk advanced technology platform will enable Reuters to meet the needs of customers looking for fast, flexible, integrated systems that cover all asset classes.

With this acquisition Reuters aims to become a clear market leader inside two years in the £1.5 billion global market for trade and risk management systems.

Peter Moss, Global Head of Reuters Enterprise Solutions, said: “We are committed to growing Reuters Trade and Risk Management as a key product offering and this acquisition shows our determination to do this. Managing the trade process and associated risk is increasingly crucial to our clients and we aim to offer them an outstanding product backed by Reuters global support network.”

Andrew White, Reuters Global Head of Trade and Risk Management, said: “Reuters is accelerating the delivery of an advanced product to new and existing customers. Backed by the global resources of Reuters, we believe it will become the leading choice for innovative banks and hedge funds.”

Reuters and Application Networks clients will be given the opportunity to migrate to a new platform within the next 24 months. This will be called Kondor+ 4.0 and will combine JRisk’s easily upgradeable “services orientated architecture” with the proven functionality of Kondor+. Before then Reuters will release staged upgrades to existing JRisk and Kondor+ users as the platforms converge.

Senior managers from Application Networks will be joining Reuters from today. These include Application Networks CEO, Evrard van Hertsen, who becomes Head of Product and Strategy for Reuters Trade and Risk Management; Lionel Simon who will lead Product Management, and Alex Hernandez, based in Palo Alto, who will become Chief Technology Officer for Reuters Trade and Risk Management.

End

Contact:

Steve Clarke
Reuters
Media Relations
Tel:+44 207 542 6865
Mobile:+44 7990 56 6865
Email: steve.clarke@reuters.com

Investors : Karen Almeida
Tel : +44 207 542 8617
karen.almeida@reuters.com

About Reuters Trade and Risk Management:

Reuters has more than 20 years experience helping customers successfully manage and control risk. Relied upon by 50% of the world’s top 25 financial institutions, Kondor solutions are installed at more than 700 customer sites providing critical services for 14,000 end users in more than 60 countries worldwide. The Reuters Kondor suite of trade and risk management solutions addresses the core risk issues and meets the requirements of traders, heads of desk, risk and operations managers.

Front to back desk-level technology through Kondor+ and Kondor Trade Processing provides real-time pricing, position keeping, trade processing and reporting features including messaging and the generation of accounting entries. Enterprise-wide risk management through Kondor Global Risk and Kondor Value at Risk supports the analysis of credit and market risk exposures at group or firm-wide level.

About Reuters:

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

This press release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in more detail in Reuters Annual Report and Form 20-F 2005 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F 2005 are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements

15 June 2006.   Reuters announces appointment of Devin Wenig as Chief Operating Officer

London — Reuters (LSE:RTR; NASDAQ: RTRSY) today announced the appointment of Devin Wenig as Chief Operating Officer. Mr Wenig is currently President of the Business Divisions, with operational responsibility for Reuters four divisions: Sales and Trading, Research and Asset Management, Enterprise and Media. The appointment is made with immediate effect.

Tom Glocer, Reuters CEO, said: “I am delighted to announce Devin’s appointment as COO. This is a natural evolution of his current role at Reuters and helps deliver my long-term objective to have the Divisions as the primary operating dimension of Reuters. In his time at the company, Devin has shown great leadership skills, innovative thinking and operational excellence. I really look forward to working with him closely over the course of the next few years, as we exploit new market opportunities, and capitalise on the strong momentum already evident in the business.”

Mr Wenig has worked for Reuters for 13 years and was appointed to the Board of Directors in 2003.

Ends

Contacts

Media and press:
Simon Walker
Tel: +44 (0) 207 542 7800
Simon.walker@reuters.com

Ed Williams
Tel: +44 (0) 207 542 6005
+44 (0) 7990 563717
Ed.williams@reuters.com

Investor Relations:
Miriam McKay
>Tel: +44 (0) 207 542 7057
Miriam.mckay@reuters.com

15 June 2006.   Reuters Group PLC Movement in Shareholdings

Notification was received on 14 June 2006 from ValueAct Capital Master Fund, L.P. informing us that they currently hold 40,756,000 Ordinary shares of 25 pence each in Reuters Group PLC which is 3.068% of the issued share capital excluding shares held in Treasury. The shares are registered in the name of ValueAct Capital Master Fund, L.P.

Contact:Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
Elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706